Barrick Gold Corporation BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Canada M5J 2S1	Tel: (416) 861-9911 Fax: (416) 861-2492
September 29, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Chris White Branch Chief, Securities and Exchange Commission

Re:	Barrick Gold Corporation Form 40-F for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 001-09059
Dear Mr. White:
We hereby acknowledge receipt of the comment letter dated September 16, 2009 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2008 (the “40-F”).
We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set for in the 40-F.

RESPONSES TO STAFF COMMENTS
Form 40-F for the Fiscal Year Ended December 31, 2008
17, Goodwill, page 114
Accounting Policy for Goodwill Impairment, page 114
1.	You have disclosed that each individual mineral property that is an operating mine is a reporting unit for goodwill impairment testing purposes. However, your disclosure does not address how individual non-operating mines, or exploration and development projects, are assigned to reporting units under the guidance of SFAS 142. Please tell us whether each individual exploration and development stage property is also considered a reporting unit. If so, please identify the goodwill allocated these reporting units.
Response: Individual exploration and development stage properties are not considered reporting units; therefore no goodwill has been assigned to them.
Paragraph 30 of FAS 142: Goodwill and Other Intangible Assets, (now paragraph 34 of ASC350-20-35) states that a “component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component”.
Barrick’s exploration and development stage properties were evaluated using guidance within EITF 98-3: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Barrick concluded that its exploration and development stage properties do not yet meet the definition of a business principally because the inputs required to generate outputs are not readily available, evidenced by the current inaccessibility of a sustainable level of ore for processing; nor do they currently have processes available to generate outputs, evidenced by a lack of processing facilities or reasonable access to processing facilities. Consequently Barrick’s exploration and development stage properties are not reporting units as contemplated in FAS 142 and therefore no goodwill has been assigned to them.
2.	On a related matter, we note you have revised your segment disclosure to separately report the results of a new Capital Projects group as of December 31, 2008. Tell us whether this reorganization in reporting structure led to changes in the composition of your reporting units. In your response, tell us if you were required to reallocate goodwill assigned to each reporting unit in accordance with paragraph 36 of SFAS 142 if such changes were made.
Response: The reorganization of Barrick’s reporting structure with the creation of the Capital Projects group did not result in changes to the composition of reporting units. The Capital Projects segment includes various exploration and development stage properties which, as explained above, do not constitute reporting units as defined in FAS 142. The Capital Projects segment does not include any operating mines or other businesses. Consequently no reallocation of goodwill between reporting units was required.
Closing Comments
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: Attached as Appendix A to this letter is the requested statement.
* * * * *
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 307-7429.
Sincerely,
/s/ Jamie C. Sokalsky
Jamie C. Sokalsky
Executive Vice President & Chief Financial Officer
Attachment

c.c.:	Audit Committee, Barrick Gold Corporation
Shannon Buskirk, Securities and Exchange Commission
Paul Fitzsimon, PricewaterhouseCoopers LLP

APPENDIX A

Barrick Gold Corporation BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Canada M5J 2S1	Tel: (416) 861-9911 Fax: (416) 861-2492
September 29, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Chris White
Branch Chief, Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 001-09059
Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2008 (File No. 001-09059) (the “Annual Report”) filed by Barrick Gold Corporation (the “Company”) on March 30, 2009 with the Securities and Exchange Commission (the “Commission”). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Barrick Gold Corporation

By:	/s/ Jamie C. Sokalsky
	Name:	Jamie C. Sokalsky
	Title:	Executive Vice President & Chief Financial Officer